Exhibit 99.1

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna regrets to report a fatality at the Lindero Mine, Argentina

Vancouver, January 28, 2022- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) regrets to report that a fatality involving a worker employed by the Company occurred yesterday at the Lindero Mine located in Salta, Argentina.

The unfortunate accident occurred at the conveyor stacking system and there were no other injuries associated with the incident. The Company has notified the appropriate government and local authorities and an investigation to determine the cause of the accident is currently underway. Stacking activities at the heap leach pad have been temporarily suspended for approximately 48 hours and the operation is also taking a safety stop for a day. The Company will provide support, assistance and counseling to the worker´s family as they go through this difficult time.

Jorge A. Ganoza, President, CEO and Director of Fortuna, commented, “On behalf of Fortuna, we would like to extend our utmost sincere thoughts and sympathies to the worker’s family, friends and colleagues during this time.” Mr. Ganoza added, “The health and safety for everyone at our mine sites is our highest priority and we are committed to maintaining our objective of zero harm.”

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and a fifth mine under construction in Côte d'Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Investor Relations: Carlos Baca | info@fortunasilver.com